August 2, 2022

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, DC 20549
Attention: Frank Knapp

Re:	InterDigital, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 17, 2022
File No. 001-33579

Dear Mr. Knapp:

This letter responds to a letter from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission dated July 20, 2022, concerning the InterDigital, Inc. (“InterDigital” or the “Company”) Form 10-K for the fiscal year ended December 31, 2021 filed February 17, 2022.  For the convenience of the Staff, we have repeated the Staff’s comment below in bold text and followed it with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2021
Notes to Consolidated Financial Statements
2. Summary of Accounting Policies and New Accounting Guidance
Compensation Programs, page 65

1.
Please tell us how you considered the guidance in SAB Topic No. 14.D.2 Question 6 in your determination to use the simplified method rather than historical exercise data to estimate the expected term of stock options.  In addition, please tell us what consideration you gave to enhancing your footnote to disclose why the simplified method was used.

Response:

The Company advises the Staff that it has determined that it is appropriate to use the simplified method to estimate the expected term of the option awards because the Company has concluded that it does not have sufficient historical option exercise data for the very limited subset of employees receiving stock option grants to provide a reasonable basis on which to estimate the expected term of its options.

InterDigital | 200 Bellevue Parkway, Suite 300 | Wilmington, DE 19809 | USA | T: +1 302.281.3600 | F: +1 302.281.3763

InterDigital began to issue stock option awards to a limited subset of its employee base (i.e. less than ten employees) in January 2013, after having not issued stock options in over seven years.  The Company’s prior grants of stock options were to a much broader population (i.e. most levels of the organization) and typically had a contractual term of ten years.  The new grants beginning in 2013 generally had a seven-year contractual period and were initially limited to the executive team only (i.e. less than ten employees). For the last five years, options grants have been further limited to an even smaller subset, with a maximum of one to three executives per year receiving grants.  The stock options granted have been “plain vanilla” as described within SAB Topic No. 14.D.2 Question 6.  For these reasons, we do not believe our historical exercise patterns provide a reasonable basis to estimate the term of these grants to executives.

Provided that we continue to grant options on a very limited basis, we will enhance our disclosure for future periods as follows:

For stock options considered to be “plain vanilla” options, the Company estimates the expected term based on the simplified method as ~~The expected life of our stock option awards is based on the simplified method as~~ prescribed by Staff Accounting Bulletin Topic 14.  The simplified method was used because the Company does not believe it has sufficient historical exercise data to provide a reasonable basis for the expected term of its grants.

Should you have any questions regarding foregoing matters or wish to discuss further the response above, you may contact me at (302) 281-3621.

Very truly yours,

/s/ Richard J. Brezski

Richard J. Brezski
EVP, Chief Financial Officer

InterDigital | 200 Bellevue Parkway, Suite 300 | Wilmington, DE 19809 | USA | T: +1 302.281.3600 | F: +1 302.281.3763